FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Hudbay Minerals Inc. (“Hudbay” or the “company”)
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

Item 2.	Date of Material Change

February 19, 2019

Item 3.	News Release

Hudbay issued a news release with respect to the material change referred to in this report on February 19, 2019. The news release was disseminated through the newswire services of GlobeNewswire. Copies of the news release are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On February 19, 2019, Hudbay announced increased mineral reserves and mineral resources for its Lalor mine and nearby satellite deposits, and a new mine plan that includes the processing of gold and copper-gold ore at the company’s New Britannia mill, confirming a substantial increase in gold production. An updated National Instrument (“NI”) 43-101 Technical Report for Lalor will be filed on SEDAR by the end of the first quarter of 2019.

Item 5.	Full Description of Material Change

On February 19, 2019, Hudbay announced increased mineral reserves and mineral resources for its Lalor mine and nearby satellite deposits, and a new mine plan that includes the processing of gold and copper-gold ore at the company’s New Britannia mill. Lalor annual gold production is expected to more than double from current levels once the New Britannia mill is refurbished with average annual production of approximately 140,000 ounces during the first five years, at a sustaining cash cost, net of by-product credits, of $450 per ounce[1], positioning Lalor as one of the lowest-cost gold mines in Canada.

The revised mine plan for Lalor supports a 10 year mine life, based solely on proven and probable reserves, and utilizes the existing mining capacity of 4,500 tonnes per day at Lalor for the first six years of the mine plan. The production plan has the copper-gold rich ore feeding a refurbished New Britannia mill starting in 2022 at an average feed rate of 1,100 tonnes per day at 6.7 g/t gold and 1.2% copper for seven years based on the current reserve estimate. The New Britannia mill is expected to achieve gold recoveries of approximately 93% compared to current gold recoveries of approximately 53% at the Stall mill. An estimated investment of $95 million (C$124 million) will be required between 2019 and 2021 for the refurbishment of the New Britannia mill. Of this, approximately $10 million is expected to be incurred in 2019 as part of Hudbay’s growth capital expenditure plans.

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1 Sustaining cash cost per ounce of gold produced, net of by-product credits, is a non-IFRS financial performance measure with no standardized definition under IFRS. All-in sustaining cash cost includes all operating and sustaining capital costs, including mining, milling and G&A, associated with Lalor gold production and is reported net of by-product credits. By-product credits are based on the following assumptions: zinc price of $1.28 per pound in 2019, $1.27 per pound in 2020, $1.17 per pound 2021 and long-term (includes premium); copper price of $3.00 per pound in 2019, $3.10 per pound in 2020, $3.20 per pound in 2021 and 2022, and $3.10 per pound long-term; silver price of $16.50 per ounce in 2019, $18.00 per ounce in 2020 and long-term; C$/US$ exchange rate of 1.30 in 2019 and 1.25 in 2020 and long-term.

The New Britannia development plan contemplates completion of detailed engineering by February 2020, environmental permitting completion in April 2020 and construction activities occurring between June 2020 and August 2021, with plant commissioning and ramp-up occurring during the fourth quarter of 2021. Permitting activities started in 2018 and are proceeding in line with the development plan.

Between 2019 and 2021, the Stall mill is expected to process approximately 3,500 tonnes per day and approximately 1,000 tonnes per day of Lalor base metal ore is expected to be transported to the Flin Flon mill for processing. Based on the current reserves, starting in 2022, Stall mill throughput will gradually decrease from approximately 3,200 tonnes per day to approximately 1,800 tonnes per day.

The updated resource model at Lalor includes 5.9 million tonnes of inferred mineral resources, which has the potential to extend the mine life beyond 10 years while feeding both the Stall and New Britannia mills. In addition, the mineral resources at Hudbay’s satellite deposits in the Snow Lake region, including the copper-gold WIM deposit, the former gold producing New Britannia mine and the zinc-rich Pen II deposit could provide feed for the Stall and New Britannia processing facilities and further extend the mine life.

Further details on Lalor gold production, reserves and resources and the new mine plan are set out in the News Release titled “Hudbay Announces Increased Lalor Mineral Reserves and Resources and Updated Mine Plan that Confirms Substantial Increase in Gold Production” dated February 19, 2019, a copy of which is filed on SEDAR.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of Hudbay is knowledgeable about the material changes and this report:

Patrick Donnelly
Vice President and General Counsel
416-362-2576

Item 9.	Date of Report

February 28, 2019

Mineral Reserves and Resources

Lalor Mineral Reserve Estimates	Tonnes	Zn Grade (%)	Au Grade (g/t)	Cu Grade (%)	Ag Grade (g/t)
Base Metal Zone
Proven	5,137,000	7.13	2.37	0.76	26.31
Probable	5,552,000	4.19	3.52	0.44	27.39
Gold Zone
Proven	58,000	2.65	5.46	0.80	39.09
Probable	2,928,000	0.31	6.74	1.09	23.08
Total proven and probable	13,675,000	4.46	3.78	0.70	26.11

Note:
1.	Totals may not add up correctly due to rounding.
2.	Mineral reserves are estimated as of January 1, 2019.
3.	Mineral reserves are estimated at a minimum NSR cut-off of C$96.19 per tonne for waste filled mining areas and a minimum of C$104.58 per tonne for paste filled mining areas.
4.

Estimates are based on the following metals price and foreign exchange rate assumptions: zinc price of $1.17 per pound (includes premium), copper price of $3.10 per pound, gold price of $1,260 per ounce and silver price of $18.00 per ounce, and an exchange rate of 1.25 C$/US$.

5.

For further information regarding data verification, quality assurance / quality control and risks associated with the estimate of the mineral reserves at the Lalor mine, please refer to Hudbay’s annual information form dated March 29, 2018 (the “2018 AIF”).

Lalor Mineral Resource Estimates (Exclusive of Mineral Reserves)	Tonnes	Zn Grade (%)	Au Grade (g/t)	Cu Grade (%)	Ag Grade (g/t)
Base Metal Zone
Inferred	1,385,000	2.30	4.49	0.70	43.58
Gold Zone
Inferred	4,516,000	0.35	4.38	1.08	20.42
Total inferred	5,901,000	0.81	4.41	0.99	25.85

Note:
1.	Totals may not add up correctly due to rounding.
2.	Mineral resources are estimated as of January 1, 2019.
3.	Mineral resources are estimated at a minimum NSR cut-off of C$96.19 per tonne.
4.

Estimates are based on the following metals price and foreign exchange rate assumptions: zinc price of $1.17 per pound (includes premium), copper price of $3.10 per pound, gold price of $1,260 per ounce and silver price of $18.00 per ounce, and an exchange rate of 1.25 C$/US$.

5.	Mineral resources do not include mining dilution or recovery factors.
6.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
7.

For further information regarding data verification, quality assurance / quality control and risks associated with the estimate of the mineral resources at the Lalor mine, please refer to the 2018 AIF.

Qualified Person

The technical and scientific information contained in this report that is related to the estimate of mineral reserves and resources at Lalor and the Lalor life of mine plan has been approved by Olivier Tavchandjian, P. Geo, Hudbay’s Vice President, Exploration and Geology. Mr. Tavchandjian is a qualified person pursuant to NI 43-101.

A detailed description of the key assumptions, parameters and methods used to estimate the mineral reserves and resources disclosed in this report, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, will be provided by the end of the first quarter of 2019 in a NI 43-101 technical report to be filed by Hudbay on SEDAR at www.sedar.com.

The inferred mineral resources referenced in this report are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as mineral reserves and are therefore not included in the mine plan. It cannot be assumed that the inferred mineral resources will be successfully converted to mineral reserves through further drilling.

Forward-Looking Information

This report contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this report, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this report is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, the anticipated Lalor mine plan, including assumptions as to the recoveries, production profile, costs and expansion potential, the expected benefits of refurbishing the New Britannia mill, the expected capital investment required to refurbish the New Britannia mill and implement the Lalor mine plan, expectations regarding Hudbay’s ability to covert inferred mineral resources at Lalor and the nearby satellite deposits into higher confidence categories and bring them into the mine plan, expectations regarding the schedule for processing ore at the New Britannia mill, anticipated exploration and development plans for the Snow Lake region, including the strategy for further technical and economic studies on the satellite deposits, the possibility of developing a sustainable, low-cost gold business in Manitoba, anticipated metals prices and the anticipated sensitivity of the company’s financial performance to metals prices, estimation of mineral reserves and resources, mine life projections and sustaining capital and reclamation costs. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the schedule for the refurbishment of the New Britannia mill and the success of the company’s Lalor gold strategy;

  the success of mining, processing, exploration and development activities at Lalor;
  the scheduled maintenance and availability of the Stall and New Britannia processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to complete project targets on time and on budget and other events that may affect the company’s ability to implement the Lalor life-of-mine plan;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of skilled personnel for Lalor’s ongoing operations and the gold development project;
  ongoing employee and union relations;
  maintaining good relations with the communities in which the company operates, including the First Nations communities surrounding the Lalor mine;
  no significant unanticipated challenges with stakeholders at the company’s Manitoba business unit;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to the company’s properties, including as a result of rights or claimed rights of aboriginal peoples;
  no significant unanticipated litigation; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the Lalor mine, risks related to the new Lalor mine plan, including the schedule for the refurbishment of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company’s reserves, volatile financial markets that may affect the company’s ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in the 2018 AIF.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this report or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.